FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

16 March 2016

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and Connected Persons

This announcement is made in accordance with DTR 3.1.2 R and 3.1.4 R(1)(a).

Group Performance Share Plan

Deferred awards under the Group Performance Share Plan ("GPSP Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2011 as a part of variable pay for the performance year ended 31 December 2010.

The GPSP Awards have now vested. The Shares must be retained while the individual is employed by HSBC. The GPSP Awards were determined by assessing performance against financial and non-financial metrics, as detailed in the Directors' remuneration report in the 2010 annual report and accounts.

Directors

Name	Total number of Shares released	Additional Shares issued in lieu of the 2015 4th interim dividend1	Shares sold to cover withholding tax at £4.5210 per Share	Shares vested (net)
Stuart Gulliver	498,322	16,030	234,212	264,110
Iain Mackay	139,318	4,482	65,480	73,838
Marc Moses	129,351	4,161	60,795	68,556

Other PDMRs

Name	Total number of Shares released	Additional Shares issued in lieu of the 2015 4th interim dividend1	Shares sold to cover withholding tax at £4.5210 per Share	Shares vested (net)
Samir Assaf	43,046	1,385	17,750	25,296
Peter Boyles	21,404	688	7,856	13,548
Patrick Burke	9,895	318	5,524	4,371
John Flint	10,178	327	4,784	5,394
Antonio Simoes	32,905	1,059	14,369	18,536
Peter Wong	123,708	3,980	18,557	105,151

1 At USD6.3185 per Share being the average closing price of the Company's Shares on the London Stock Exchange between 22 and 26 February 2016 converted into USD.

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on +44 (0)20 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 16 March 2016